SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           Healtheon/WebMD Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    422209106
                                 (CUSIP Number)



            Charles Mele, Esq.                      David C. Amburgey
        Medical Manager Corporation                  CareInsite, Inc.
              669 River Drive                         669 River Drive
    Elmwood Park, New Jersey 07407-1361      Elmwood Park, New Jersey 07407-1361
         Telephone: (201) 703-3400                Telephone: (201) 703-3400
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 June 18, 2000
             (Date of Event which requires Filing of this Statement)


--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  422209106

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Medical Manager Corporation
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                 (a)     |_|
                                                 (b)     |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)      OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
            NUMBER OF             7       Sole Voting Power
             SHARES                       0
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              8       Shared Voting Power
              EACH                        98,298,289 shares
            REPORTING             ----------------------------------------------
             PERSON               9       Sole Dispositive Power
              WITH                        0
                                  ----------------------------------------------
                                  10      Shared Dispositive Power
                                          0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          98,298,289 shares
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          45.2%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          CareInsite, Inc.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                            (a)      |_|
                                            (b)      |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
          |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
            NUMBER OF             7       Sole Voting Power
             SHARES                       0
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              8       Shared Voting Power
              EACH                        98,298,289 shares
            REPORTING             ----------------------------------------------
             PERSON               9       Sole Dispositive Power
              WITH                        0
                                  ----------------------------------------------
                                  10      Shared Dispositive Power
                                          0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          98,298,289 shares
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          45.2%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

         This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D filed on March 17, 2000 (as amended and supplemented, the "Schedule 13D/A") of Medical Manager Corporation, a Delaware corporation ("Medical Manager") and CareInsite, Inc., a Delaware corporation ("CareInsite"), with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Healtheon/WebMD Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 400 The Lenox Building, 3399 Peachtree Road, Atlanta, Georgia 30326. All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in full to read as follows:

         On February 13, 2000, the Issuer and Medical Manager entered into an Agreement and Plan of Merger (the "MMC Merger Agreement"), providing for the acquisition of Medical Manager by the Issuer through the merger of Medical Manager with and into the Issuer, with the Issuer as the surviving corporation (the "MMC Merger"). Also on February 13, 2000, the Issuer, Avicenna Systems Corporation, a Massachusetts corporation ("ASC"), and CareInsite entered into an Agreement and Plan of Merger (the "CareInsite Merger Agreement"; together with the MMC Merger Agreement, the "Merger Agreements"), providing for the acquisition of CareInsite by the Issuer through the merger of CareInsite with and into ASC, with ASC as the surviving corporation (the "CareInsite Merger"). ASC is a wholly owned subsidiary of Medical Manager. The Merger Agreements are included as Exhibits E and F to this Schedule 13D/A and are incorporated herein by reference.

         On June 18, 2000, the Issuer and Medical Manager entered into an amendment to the MMC Merger Agreement ("Amendment No. 1 to the MMC Merger Agreement"), amending the terms of the MMC Merger. Also on June 18, 2000, the Issuer, ASC and CareInsite entered into an amendment to the CareInsite Merger Agreement ("Amendment No. 1 to the CareInsite Merger Agreement"; and, together with Amendment No. 1 to the MMC Merger Agreement, the "Merger Agreement Amendments") amending the terms of the CareInsite Merger. The Merger Agreement Amendments are included herein as Exhibits G and H to this Schedule 13D/A and are incorporated herein by reference.

         This Statement relates to (a) the Voting Agreement (including the Addendum to the Voting Agreement) dated as of February 13, 2000, executed by certain stockholders of Issuer, entered into in connection with the MMC Merger Agreement and the CareInsite Merger Agreement, by the stockholders of the Issuer to and for the benefit of Medical Manager and CareInsite (the "Voting Agreement"), (b) the affirmation letters, dated as of June 18, 2000, from each stockholder of the Issuer party to the Voting Agreement, entered into in connection with the execution of the Merger Agreement Amendments (the "Affirmation Letters") and (c) the Voting Agreement, dated as of June 18, 2000 by a certain stockholder of the Issuer to and for the benefit of Medical Manager and CareInsite (the "Quintiles Voting Agreement"). A copy of the Affirmation Letters is filed herewith as Exhibit I to this Schedule 13D/A and is incorporated herein by reference. A copy of the Voting Agreement is filed herewith as Exhibit B to this Schedule 13D/A and is incorporated herein by reference. A copy of the Quintiles Voting Agreement is filed herewith as Exhibit J to this Schedule 13D/A and is incorporated herein by reference. Pursuant to the Voting Agreement, the Quintiles Voting Agreement and the Affirmation Letters, the stockholders of the Issuer party thereto have agreed to vote their shares of Common Stock, and have granted to Medical Manager and CareInsite an irrevocable proxy to vote such shares, (x) in favor of adopting the MMC Merger Agreement, as amended, approving the MMC Merger, issuing additional shares of Common Stock in the MMC Merger and pursuant to the CareInsite Merger Agreement, as amended, and approving the other transactions contemplated by the Merger Agreements, as amended, (y) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Merger Agreements, as amended, or which would result in any of the conditions to the Merger Agreements, as amended, not being fulfilled, and (z) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreements, as amended, and considered and voted upon by the stockholders of the Issuer. The Reporting Persons acquired the right to direct the voting of the shares of Common Stock to ensure that, generally, unless the Merger Agreements, as amended, have been terminated in accordance with their terms, such shares are generally voted in favor of the transactions contemplated by the Merger Agreements, as amended, and not in favor of any other competing transactions.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in full to read as follows:

         As a result of the Voting Agreement, the Quintiles Voting Agreement and the Affirmation Letters the Reporting Persons may be deemed to each be the beneficial owner of 98,298,289 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 45.2% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on June 19, 2000).

         The stockholders of the Issuer party to the Voting Agreement, the Quintiles Voting Agreement and the Affirmation Letters retain the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         Except as described herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and restated in full to read as follows:

         The responses to Item 4 and Item 5 are incorporated by reference.

         On February 13, 2000, the Issuer, Medical Manager Health Systems, a wholly-owned subsidiary of Medical Manager ("MMHS"), and CareInsite entered into a business agreement (the "Health Systems Agreement") which requires, as soon as practicable after the consummation of Healtheon/WebMD's previously announced acquisition (the "Envoy Transaction") of Envoy Corporation ("Envoy"), but in any event no later than five business days after such consummation, the parties to extend the term of the Envoy Services Networked Partner Agreement between MMHS and Envoy, dated as of August 29, 1997, and amended June 29, 1998 (the "Envoy Agreement").

         In addition, as soon as practicable after the consummation of the Envoy Transaction, but in any event no later than five days after such consummation, the Issuer agreed to cause Envoy to enter into an interchange agreement (the "Interchange Agreement") with CareInsite. The Interchange Agreement was executed on February 23, 2000. An addendum to the Envoy Agreement was executed by the parties thereto on March 24, 2000, effecting most of the provisions of the Health Systems Agreement (the "Addendum"). The Health Systems Agreement was amended by the parties thereto as of June 18, 2000 (the "Health Systems Amendment"). Under the terms of the Health Systems Agreement, as amended, the Issuer is required to pay $50,000,000 to each of MMHS and CareInsite, payable in $12,500,000 installments on each of November 30, 2000, February 28, 2001, May 31, 2001 and August 31, 2001. At the election of the Issuer, such payments may be in cash or in Common Stock. The Health Systems Agreement, as amended, also provides that the Addendum will be amended and restated. A copy of the Health Systems Agreement, including a form of the Interchange Agreement which is attached as Annex A thereto, is filed herewith as Exhibit C to this Schedule 13D/A and is incorporated herein by reference. A copy of the Health Systems Amendment is filed herewith as Exhibit K to this Schedule 13D/A and is incorporated herein by reference.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Item 7 is hereby amended and restated in full to read as follows:

         Exhibit A -  Directors and Officers of the Reporting Persons.*

         Exhibit B -  Voting Agreement, together with the Addendum to the
                      Voting Agreement, dated as of February 13, 2000, entered into by various stockholders of Healtheon/WebMD Corporation in favor of Medical Manager and CareInsite, dated as of February 13, 2000.

         Exhibit C -  Agreement among Healtheon/WebMD, CareInsite and
                      Medical Manager Health Systems, dated February 13,
                      2000.*

         Exhibit D -  Joint Filing Agreement between the Reporting
                      Persons pursuant to Rule 13d-1(k)(l)(iii).*

         Exhibit E -  Agreement and Plan of Merger between
                      Healtheon/WebMD Corporation and Medical Manager Corporation, dated February 13, 2000.**

         Exhibit F -  Agreement and Plan of Merger among Healtheon/WebMD
                      Corporation, Avicenna Systems Corporation and CareInsite, Inc., dated February 13, 2000.***

         Exhibit G -  Amendment No. 1, dated June 18, 2000, to the Agreement and
                      Plan of Merger between Healtheon/WebMD Corporation and Medical Manager Corporation, dated as of February 13, 2000.****

         Exhibit H -  Amendment No. 1, dated June 18, 2000 to the Agreement and
                      Plan of Merger among Healtheon/WebMD Corporation, Avicenna Systems and CareInsite, Inc., dated as of February 13, 2000.*****

         Exhibit I -  Affirmation Letters, affirming the Voting Agreement, dated
                      June 18, 2000.

         Exhibit J -  Voting Agreement, dated as of June 18, 2000, by Quintiles
                      Transnational Corp. to and for the benefit of Medical Manager and CareInsite.

         Exhibit K -  Letter Amendment dated as of June 18, 2000 among
                      Healtheon/WebMD, Medical Manager Health Systems and CareInsite.

*        Previously filed.

** Incorporated by reference to Exhibit 2.1 of Medical Manager's Form 8-K/A filed with the Commission on February 17, 2000.

*** Incorporated by reference to Exhibit 2.2 of Medical Manager's Form 8-K/A filed with the Commission on February 17, 2000.

**** Incorporated by reference to Exhibit 2.1 of Medical Manager's Form 8-K filed with the Commission on June 29, 2000.

***** Incorporated by reference to Exhibit 2.2 of Medical Manager's Form 8-K filed with the Commission on June 29, 2000.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    July 31, 2000

                                         MEDICAL MANAGER CORPORATION

                                         By:     /S/ ANTHONY VUOLO
                                             -----------------------------------
                                         Name:   Anthony Vuolo
                                         Title:  Senior Vice President, Business
                                                 Development

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 31, 2000

                                      CAREINSITE, INC.

                                      By:     /S/  DAVID C. AMBURGEY
                                          --------------------------------------
                                      Name:   David C. Amburgey
                                      Title:  Senior Vice President and General
                                              Counsel

                                 EXHIBIT INDEX

         Exhibit A -  Directors and Officers of the Reporting Persons.*

         Exhibit B -  Voting Agreement, together with the Addendum to the
                      Voting Agreement, dated as of February 13, 2000, entered into by various stockholders of Healtheon/WebMD Corporation in favor of Medical Manager and CareInsite, dated as of February 13, 2000.

         Exhibit C -  Agreement among Healtheon/WebMD, CareInsite and
                      Medical Manager Health Systems, dated February 13,
                      2000.*

         Exhibit D -  Joint Filing Agreement between the Reporting
                      Persons pursuant to Rule 13d-1(k)(l)(iii).*

         Exhibit E -  Agreement and Plan of Merger between
                      Healtheon/WebMD Corporation and Medical Manager Corporation, dated February 13, 2000.**

         Exhibit F -  Agreement and Plan of Merger among Healtheon/WebMD
                      Corporation, Avicenna Systems Corporation and CareInsite, Inc., dated February 13, 2000.***

         Exhibit G -  Amendment No. 1, dated June 18, 2000, to the Agreement and
                      Plan of Merger between Healtheon/WebMD Corporation and Medical Manager Corporation, dated as of February 13, 2000.****

         Exhibit H -  Amendment No. 1, dated June 18, 2000 to the Agreement and
                      Plan of Merger among Healtheon/WebMD Corporation, Avicenna Systems and CareInsite, Inc., dated as of February 13, 2000.*****

         Exhibit I -  Affirmation Letters, affirming the Voting Agreement, dated
                      June 18, 2000.

         Exhibit J -  Voting Agreement, dated as of June 18, 2000, by Quintiles
                      Transnational Corp. to and for the benefit of Medical Manager and CareInsite.

         Exhibit K -  Letter Amendment dated as of June 18, 2000 among
                      Healtheon/WebMD, Medical Manager Health Systems and CareInsite.

*        Previously filed.

** Incorporated by reference to Exhibit 2.1 of Medical Manager's Form 8-K/A filed with the Commission on February 17, 2000.

*** Incorporated by reference to Exhibit 2.2 of Medical Manager's Form 8-K/A filed with the Commission on February 17, 2000.

**** Incorporated by reference to Exhibit 2.1 of Medical Manager's Form 8-K filed with the Commission on June 29, 2000.

***** Incorporated by reference to Exhibit 2.2 of Medical Manager's Form 8-K filed with the Commission on June 29, 2000.

                                                                       Exhibit B




                                VOTING AGREEMENT

                                       By

                                 STOCKHOLDERS OF

                           HEALTHEON/WEBMD CORPORATION

                           MEDICAL MANAGER CORPORATION

                                       and

                                CAREINSITE, INC.

                          Dated as of February 13, 2000

                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of February 13, 2000 (this "Agreement"), by the parties identified on Schedule A hereto (each, a "Stockholder" and collectively, the "Stockholders") to and for the benefit of Medical Manager Corporation, a Delaware corporation (the "Company"), and CareInsite, Inc., a Delaware corporation ("CareInsite").

         WHEREAS, as of the date hereof, each Stockholder owns of record and beneficially, is the beneficial owner, or has the power to vote or direct the voting of the number of shares of common stock (the "Parent Common Stock"), par value $0.0001 per share, of Healtheon/WebMD Corporation, a Delaware corporation ("Parent"), set forth opposite such Stockholder's name on Schedule A hereto (such shares, together with any shares of Parent Common Stock acquired by the Stockholders prior to the termination of this Agreement, being referred to herein as the "Shares");

         WHEREAS, concurrently with the execution of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, the Company will be merged with and into Parent (the "Merger"); and

         WHEREAS, concurrently with the execution of this Agreement, Parent, Avicenna Systems Corporation ("Avicenna") and CareInsite are entering into an Agreement and Plan of Merger, dated the date hereof (the "CareInsite Merger Agreement"); and

         WHEREAS, as a condition to the willingness of Parent and the Company to enter into the Merger Agreement, and Parent and CareInsite to enter into the CareInsite Merger Agreement, the Company and CareInsite have requested the Stockholders to agree, and, in order to induce the Company to enter into the Merger Agreement and CareInsite to enter into the CareInsite Merger Agreement, the Stockholders are willing to agree, to vote in favor of adopting the Merger Agreement, approving the Merger and issuing additional shares of Parent Common Stock in the Merger and pursuant to the CareInsite Merger Agreement (the "Parent Proposals"), upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

         Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at the Parent Stockholders' Meeting or any other meeting of the stockholders of Parent, however called, and in any action by written consent of the stockholders of Parent, such Stockholder will vote all of its respective Shares (a) in favor of the Parent Proposals and the other transactions contemplated by the Merger Agreement and by the CareInsite Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Merger Agreement, the CareInsite Merger Agreement or which would result in any of the conditions to the Merger Agreement or the CareInsite Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement or the CareInsite Merger Agreement and considered and voted upon by the stockholders of the Parent. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

         Section 2. Proxy. Each Stockholder, by this Agreement, does hereby constitute and appoint the Company and CareInsite or either one of them, or any nominee of either of them, with full power of substitution, as the Stockholder's irrevocable proxy and attorney-in-fact to vote its Shares as indicated in
Section 1. Each Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to its Shares.

         Section 3. Transfer of Shares. Each Stockholder represents and warrants that it has no present intention of taking action to, prior to the termination of this Agreement in accordance with the terms hereof, and shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, encumber or otherwise dispose of any of its Shares, (b) deposit any of its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition of any Shares, except in each case with the prior written consent of the Company and CareInsite, which shall not be unreasonably withheld or delayed if the percentage of outstanding voting common stock (on both an actual outstanding and fully diluted, fully converted basis) entitled to vote on the Parent Proposals covered by voting agreements substantially similar to this Agreement is not reduced as a result of such sale, assignment, transfer or other disposition.

         Section 4. Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to the Company and CareInsite, severally and not jointly, with respect to itself and its ownership of its Shares as follows:

                  (a) Such Stockholder has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Stockholder is the record or beneficial owner of its Shares and such Shares are owned free and clear of any liens, claims, charges, encumbrances or voting agreements and commitments of every kind, other than this Agreement. Other than with respect to rights to purchase Parent Common Stock granted under Parent's stock option plans, agreements and arrangements or pursuant to warrants outstanding on the date hereof, such Stockholder does not own or hold any rights to acquire any additional Parent Common Stock or other securities of Parent or any interest therein or any voting rights with respect to any additional Parent Common Stock or any other securities of Parent.

                  (c) This Agreement has been duly executed and delivered by such Stockholder.

                  (d) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar requirements of Law affecting the enforcement of creditor's rights generally and by general principles of equity.

         Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement in accordance with the terms thereof; provided that the provisions of Sections 6 through 14 (inclusive) of this Agreement shall survive any termination of this Agreement; and provided further that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

         Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         Section 7. Notices. (a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be sent by an overnight courier service that provides proof of receipt, mailed by registered or certified mail (postage prepaid, return receipt requested) or telecopied to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Company:

                           Medical Manager Corporation
                           669 River Drive
                           Elmwood Park, New Jersey  07407-1361
                           Telephone: (201) 703-3400
                           Facsimile: (201) 703-3401
                           Attention: General Counsel
                  with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022
                           Telephone: (212) 848-4000
                           Facsimile:  (212) 848-7179
                           Attention:  Creighton O'M. Condon, Esq.

                  if to CareInsite:

                           CareInsite, Inc.
                           669 River Drive
                           Elmwood Park, New Jersey  07407-1361
                           Telephone: (201) 703-3400
                           Facsimile: (201) 703-3401
                           Attention: General Counsel

                  with a copy to:

                           Davis, Polk & Wardwell
                           450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000
                           Facsimile: (212) 450-4800
                           Attention: John Bick, Esq.

                  if to the Stockholders:

                           At the address set forth opposite such Stockholder's
                      name on Schedule A

                  with a copy to:

                           Nelson Mullins Riley & Scarborough, L.L.P.
                           Bank of America Corporate Center
                           Suite 2600
                           100 N. Tryon Street
                           Charlotte, North Carolina 28202
                           Telephone:  (704) 417-3200
                           Facsimile: (704) 377-4814
                           Attention: H. Bryan Ives III
                                         C. Mark Kelly

         (b) Notices of changes of address shall be effective only upon receipt.

         Section 8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         Section 10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

         Section 11. Assignment; Binding Effect; Benefit. (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.

         (b) This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         Section 12. Governing Law; Forum. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state.

         (b) Each of the parties hereto irrevocably agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware or in the United States District Court for the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with applicable Law,

(ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

         Section 13. Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

                  Section 14. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND CAREINSITE AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY, CAREINSITE AND THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.

                                               -----------------------------




Agreed and Acknowledged:

MEDICAL MANAGER
     CORPORATION

/S/ KIRK LAYMAN
-------------------------------------------
By:  Kirk Layman
Its: Senior Vice President - Finance and
         Chief Accounting Officer

CAREINSITE, INC.

/S/ JAMES R. LOVE
-------------------------------------------
By:  James R. Love
Its: Executive Vice President and
         Chief Financial Officer

                                   SCHEDULE A

                                  STOCKHOLDERS



                                                                                            Number of Shares of
                                                                                            Parent Common Stock
                                                                                                 Owned of
          Name of Stockholder                    Address                                  Record and Beneficially
          -------------------                    -------                                  -----------------------

Jeff Arnold                             3399 Peachtree Rd. NE                                    6,503,458
                                        400 The Lenox Building
                                        Atlanta, GA 303

Microsoft Corporation                   One Microsoft Way                                       11,933,342
By: Charles G.V. Stevens                Redmond, WA 98052

J.H. Clark                                                                                      12,189,262

Kleiner Perkins                         2750 Sand Hill Road                                      8,224,459
Caufield & Byers                        Menlo Park, CA 94025
By: L. John Doerr

News America Incorporated               1211 Avenue of the Americas                             2,000,000
                                        New York, NY 10036

AHN/FIT Cable, LLC                      1440 S. Sepulveda Blvd.                                 3,892,945 (1)
                                        Los Angeles, CA 90025

AHN/FIT Internet, LLC                   1440 S. Sepulveda Blvd.                                   162,263 (2)
                                        Los Angeles, CA 90025

Fox Broadcasting Company                10201 West Pico Blvd.                                   9,844,269 (3)
                                        Los Angeles, CA 90035

Eastrise Profits Limited                c/o Satellite Television Asian                          7,383,168 (4)
                                        Region Ltd.
                                        One Harbourfront, 8th Floor
                                        18 Tak Fung Street
                                        Hunghom, Kowloon
                                        Hong Kong

W. Michael Long

The News Corporation Limited                                                                    2,000,000



---------------------

(1) AHN/FIT Cable, LLC owns 28,526 shares of convertible preferred stock of Parent which it is entitled to vote on an "as converted" basis from the date of issuance. Since each share of such preferred stock initially carries approximately 136.5 votes, AHN/FIT Cable, LLC votes as beneficial owner of 3,892,945 shares of Common Stock.

(2) AHN/FIT Internet, LLC owns 1,189 shares of convertible preferred stock of Parent which it is entitled to vote on an "as converted" basis from the date of issuance. Since each share of such preferred stock initially carries approximately 136.5 votes, AHN/FIT Internet, LLC votes as beneficial owner of 162,263 shares of Common Stock.

(3) Fox Broadcasting Company owns 72,135 shares of convertible preferred stock of Parent which it is entitled to vote on an "as converted" basis from the date of issuance. Since each share of such preferred stock initially carries approximately 136.5 votes, Fox Broadcasting Company votes as beneficial owner of 9,844,269 shares of Common Stock.

(4) Eastrise Profits Limited owns 54,101 shares of convertible preferred stock of Parent which it is entitled to vote on an "as converted" basis from the date of issuance. Since each share of such preferred stock initially carries approximately 136.5 votes. Eastrise Profits Limited votes as beneficial owner of 7,383,168 shares of Common Stock.

                          ADDENDUM TO VOTING AGREEMENT
                       WRITTEN CONSENT TO TRANSFER SHARES


         ADDENDUM TO VOTING AGREEMENT (the "Addendum"), dated as of February 13, 2000, made by and among Healtheon/WebMD Corporation, a Delaware corporation ("Healtheon/WebMD") and CareInsite, Inc., a Delaware corporation ("CareInsite"), and The News Corporation Limited, a South Australia, Australia corporation ("News Corp"), News America Incorporated, a Delaware Corporation ("NAI"), Fox Broadcasting Company, a Delaware corporation ("FBC"), Eastrise Profits Limited, an international business company incorporated under the laws of the British Virgin Islands ("Eastrise"), AHN/FIT Cable, LLC, a Delaware limited liability company ("AHN/FIT Cable") and AHN/FIT Cable, LLC, a Delaware limited liability company ("AHN/FIT Internet", and collectively with News Corp, NAI, FBC, Eastrise and AHN/FIT Cable, the "News Corp Parties").

         WHEREAS, concurrently with the execution of this Addendum, Healtheon/WebMD, CareInsite, and the News Corp Parties are entering into a Voting Agreement which restricts the News Corp Parties' ability to transfer its shares of common stock, par value $.0001 per share of Healtheon/WebMD (the "Common Stock"), and Common Stock equivalent in the form of convertible preferred stock, without the prior consent of Healtheon/WebMD and CareInsite; and

         WHEREAS, the News Corp Parties, specifically NAI, which hold 2,000,000 shares of Common Stock, may desire to transfer some or all of the Common Stock and therefore seeks the consent of Healtheon/WebMD and CareInsite;

         NOW, THEREFORE, the parties agree as follows:

         1. Healtheon/WebMD and CareInsite hereby consent to the transfer of some or all of the 2,000,000 shares of Common Stock held by NAI to AHN Partners L.P., or to any of the general or limited partners thereof (the "AHN Partners") or to any of the Affiliates or Family Members (as defined below) of the AHN Partners.

              For the purposes of this Addendum: (a) "Affiliates" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified; and (b) "Family Members" means (i) parents, siblings, spouses, children (whether natural or adopted) and spouses of such children (each a "Related Person"), (ii) any trust for the benefit of one or more Related Person, and (iii) the estate of an AHN Partner or a Related Person.

         2. Except as expressly provided herein, the Voting Agreement shall remain in full force and effect.

                            [SIGNATURE PAGES FOLLOW]

                                   HEALTHEON/WEBMD CORPORATION

                                       /s/ Jack D. Dennison
                                   ---------------------------------------------
                                   By:     Jack D. Dennison
                                   Title:  Executive Vice President & General
                                             Counsel


                                   CAREINSITE, INC.

                                       /s/ David C. Amburgey
                                   ---------------------------------------------
                                   By:     David C. Amburgey
                                   Title:  Senior Vice President & General
                                             Counsel


                                   THE NEWS CORPORATION LIMITED

                                       /s/ Arthur Siskind
                                   ---------------------------------------------
                                   By:     Arthur Siskind
                                   Title:  Director


                                   NEWS AMERICA INCORPORATED

                                       /s/ Lawrence Jacobs
                                   ---------------------------------------------
                                   By:     Lawrence Jacobs
                                   Title:  Senior Vice President and Deputy
                                             General Counsel


                                   FOX BROADCASTING COMPANY

                                       /s/ Paul Haggerty
                                   ---------------------------------------------
                                   By:     Paul Haggerty
                                   Title:  EVP/Asst. Treasurer

                                   EASTRISE PROFITS LIMITED

                                       /s/ Lawrence Jacobs
                                   ---------------------------------------------
                                   By:     Lawrence Jacobs
                                   Title:  Director


                                   AHN/FIT CABLE, LLC

                                       /s/ Lawrence Jacobs
                                   ---------------------------------------------
                                   By:     Lawrence Jacobs
                                   Title:  Managing Member



                                   AHN/FIT INTERNET, LLC


                                       /s/ Lawrence Jacobs
                                   ---------------------------------------------
                                   By:     Lawrence Jacobs
                                   Title:  Managing Member

                                                                       Exhibit I
                                  June 18, 2000

Medical Manager Corporation
669 River Drive
Elmwood Park, New Jersey  07407-1361
Attention:  General Counsel

CareInsite, Inc.
669 River Drive
Elmwood Park, New Jersey  07407-1361
Attention:  General Counsel

Ladies and Gentlemen:

                  Reference is made to (i) the Agreement and Plan of Merger, dated as of February 13, 2000, between Healtheon/WebMD Corporation ("Parent") and Medical Manager Corporation (the "Company") and to Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000, between the Company and Parent (together, the "Amended MMGR Merger Agreement" and (ii) the Agreement and Plan of Merger, dated as of February 13, 2000, among Parent, Avicenna Systems Corporation ("Avicenna") and CareInsite, Inc. ("CareInsite") and to Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000, among Parent, Avicenna and CareInsite (together, the "Amended CareInsite Merger Agreement"). Reference is also made to the Voting Agreement, dated as of February 13, 2000 (as so modified the "Voting Agreement", by the stockholders of the Parent therein to and for the benefit of the Company and CareInsite.

                  The undersigned, as a party to the Voting Agreement, hereby acknowledges to the Company and to the CareInsite that its obligations under the Voting Agreement, including, without limitation, those obligations under Sections 1, 2 and 3 of the Voting Agreement, shall continue in full force and effect and shall apply to each of the Amended CareInsite Merger Agreement and the Amended MMGR Merger Agreement.

                                           Sincerely,

                                           /s/ W. Michael Long
                                           ------------------------------------
                                           W. Michael Long


         `                                 Microsoft Corporation

                                           /s/ Charles G.V. Stevens
                                           ------------------------------------
                                           By:     Charles G.V. Stevens
                                           Title:  Vice President


                                           The News Corporation Limited

                                           /s/ Arthur Siskind
                                           ------------------------------------
                                           By:   Arthur Siskind
                                           Its:  Director


                                           New America Incorporated

                                           /s/ Lawrence Jacobs
                                           ------------------------------------
                                           By:  Lawrence Jacobs
                                           Its: Senior Vice President and Deputy
                                                   General Counsel


                                           Fox Broadcasting Company

                                           /s/ Paul Haggerty
                                           ------------------------------------
                                           By:   Paul Haggerty
                                           Its:  EVP/Asst. Treasurer


                                           Jeffrey T. Arnold

                                           /s/ Jeffrey T. Arnold
                                           ------------------------------------


                                           James H. Clark

                                           /s/ James H. Clark
                                           ------------------------------------

                                           Kleiner, Perkins, Caulfield & Byers

                                           /s/ L. John Doerr
                                           ------------------------------------
                                           By:     L. John Doerr
                                           Title:  General Partner


                                           AHN/FIT Internet, LLC

                                           /s/ Lawrence Jacobs
                                           ------------------------------------
                                           By:   Lawrence Jacobs
                                           Its:  Managing Member


                                           AHN/FIT Cable, LLC

                                           /s/ Lawrence Jacobs
                                           ------------------------------------
                                           By:   Lawrence Jacobs
                                           Its:  Managing Member


                                           Eastrise Profits Limited


                                           /s/ Lawrence Jacobs
                                           ------------------------------------
                                           By:   Lawrence Jacobs
                                           Its:  Director

                                                                       Exhibit J










                                VOTING AGREEMENT



                                       By



                         QUINTILES TRANSNATIONAL CORP.,

                            to and for the benefit of

                           MEDICAL MANAGER CORPORATION

                                       and

                                CAREINSITE, INC.





                            Dated as of June 18, 2000

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of June 18, 2000 (this "Agreement"), by Quintiles Transnational Corp. (the "Stockholder") to and for the benefit of Medical Manager Corporation, a Delaware corporation (the "Company"), and CareInsite, Inc., a Delaware corporation ("CareInsite").

                  WHEREAS, as of the date hereof, Stockholder owns of record and beneficially, is the beneficial owner, or has the power to vote or direct the voting of the number of shares of common stock (the "Parent Common Stock"), par value $0.0001 per share, of Healtheon/WebMD Corporation, a Delaware corporation ("Parent"), set forth opposite such Stockholder's name on Schedule A hereto (such shares, together with any shares of Parent Common Stock acquired by the Stockholder prior to the termination of this Agreement, being referred to herein as the "Shares");

                  WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger, dated as of February 13, 2000, and concurrently with the execution of this Agreement, are entering into Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000 (as so amended, the "Amended Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Amended Merger Agreement), pursuant to which, upon the terms and subject to the conditions thereof, the Company will be merged with and into Parent (the "Merger);

                  WHEREAS, Parent, Avicenna Systems Corporation ("Avicenna") and CareInsite have entered into an Agreement and Plan of Merger, dated as of February 13, 2000, and concurrently with the execution of this Agreement, are entering into Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 18, 2000 (as so amended, the "Amended CareInsite Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, CareInsite will be merged with and into Avicenna; and

                  WHEREAS, as a condition to the willingness of Parent and the Company to enter into the Amended Merger Agreement, and Parent and CareInsite to enter into the Amended CareInsite Merger Agreement, the Company and CareInsite have requested the Stockholders to agree, and, in order to induce the Company to enter into the Amended Merger Agreement and CareInsite to enter into the Amended CareInsite Merger Agreement, the Stockholders are willing to agree, to vote in favor of adopting the Amended Merger Agreement, approving the Merger and issuing additional shares of Parent Common Stock in the Merger and pursuant to the Amended CareInsite Merger Agreement (the "Parent Proposals"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

                  Section 1. Voting of Shares. Until the termination of this Agreement in accordance with the terms hereof, Stockholder hereby agrees that, at the Parent Stockholders' Meeting or any other meeting of the stockholders of Parent, however called, and in any action by written consent of the stockholders of Parent, such Stockholder will vote all of its respective Shares (a) in favor of the Parent Proposals and the other transactions contemplated by the Amended Merger Agreement and by the Amended CareInsite Merger Agreement, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent under the Amended Merger Agreement, the Amended CareInsite Merger Agreement or which would result in any of the conditions to the Amended Merger Agreement or the Amended CareInsite Merger Agreement not being fulfilled, and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Amended Merger Agreement or the Amended Carelnsite Merger Agreement and considered and voted upon by the stockholders of the Parent. Each Stockholder acknowledges receipt and review of a copy of the Amended Merger Agreement and the Amended CareInsite Merger Agreement.

                  Section 2. Proxy. Stockholder, by this Agreement, does hereby constitute and appoint the Company and CareInsite or either one of them, or any nominee of either of them, with full power of substitution, as the Stockholder's irrevocable proxy and attorney-in-fact to vote its Shares as indicated in
Section 1. Stockholder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to its Shares.

                  Section 3. Transfer of Shares. Stockholder represents and warrants that it has no present intention of taking action to, prior to the termination of this Agreement in accordance with the terms hereof, and shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, encumber or otherwise dispose of any of its Shares, (b) deposit any of its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition of any Shares, except in each case (i) with the prior written consent of the Company and CareInsite, which shall not be unreasonably withheld or delayed if the percentage of outstanding voting common stock (on both an actual outstanding and fully diluted, fully converted basis) entitled to vote on the Parent Proposals covered by voting agreements substantially similar to this Agreement is not reduced as a result of such sale, assignment, transfer or other disposition or (ii) to an affiliate of the Stockholder, provided that such affiliate agrees to be bound by the terms of this Agreement. The restrictions on transfer in this Section 3 shall terminate upon the earlier of the termination of this Agreement or January 22, 2001.

                  Section 4. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to the Company and CareInsite, severally and not jointly, with respect to itself and its ownership of its Shares as follows:

                  (a) Such Stockholder has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

                  (b) Such Stockholder is the record or beneficial owner of its Shares and such Shares are owned free and clear of any liens, claims, charges, encumbrances or voting agreements and commitments of every kind, other than this Agreement. Other than with respect to rights to purchase Parent Common Stock granted under Parent's stock option plans, agreements and arrangements or pursuant to warrants outstanding on the date hereof, such Stockholder does not own or hold any rights to acquire any additional Parent Common Stock or other securities of Parent or any interest therein or any voting rights with respect to any additional Parent Common Stock or any other securities of Parent.

                  (c) This Agreement has been duly executed and delivered by such Stockholder.

                  (d) This Agreement constitutes the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar requirements of Law affecting the enforcement of creditor's rights generally and by general principles of equity.

                  Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Amended Merger Agreement), (ii) the termination of the Amended Merger Agreement in accordance with the terms thereof, or (iii) any further amendment to the Amended Merger Agreement or the Amended CareInsite Merger Agreement; provided that the provisions of Sections 6 through 14 (inclusive) of this Agreement shall survive any termination of this Agreement; and provided further that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

                  Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  Section 7. Notices. (a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be sent by an overnight courier service that provides proof of receipt, mailed by registered or certified mail (postage prepaid. return receipt requested) or telecopied to the parties at the following, addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Company:

                  Medical Manager Corporation
                  669 River Drive
                  Elmwood Park, New Jersey  07407-1361
                  Telephone: (201) 703-3400
                  Facsimile: (201) 703-3401
                  Attention: General Counsel

                  with a copy to:

                  Shearman & Sterling
                  599 Lexington Avenue
                  New York, New York  10022
                  Telephone: (212) 848-4000
                  Facsimile: (212) 848-7179
                  Attention: Creighton O'M. Condon, Esq.

                  if to CareInsite:

                  CareInsite, Inc.
                  669 River Drive
                  Elmwood Park, New Jersey  07407-1361
                  Telephone: (201) 703-3400
                  Facsimile: (201) 703-3401
                  Attention: General Counsel

                  with a copy to:

                  Davis, Polk& Wardwell
                  450 Lexington Avenue
                  New York, New York  10017
                  Telephone: (212) 450-4000
                  Facsimile: (212) 450-4800
                  Attention: John Bick, Esq.

                  if to the Stockholders:

                  At the address set forth opposite such Stockholder's name on Schedule A with a copy to:

                  Alston & Bird LLP
                  1211 East Morehead Street
                  Charlotte, North Carolina  28204
                  Telephone: (704) 331-6000
                  Facsimile: (704) 334-2014
                  Attention: H. Bryan Ives III
                              C. Mark Kelly

                  (b) Notices of changes of address shall be effective only upon receipt.

                  Section 8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 9. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                  Section 10. Severability. If any term or other provision of this Agreement is invalid. illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

                  Section 11. Assignment, Binding Effect; Benefit. (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law, or otherwise) without the prior written consent of the other parties.

                  (b) This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  Section 12. Governing, Law. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable contracts executed in and to be performed in that state.

                  (b) Each of the parties hereto irrevocably agrees that all legal actions or proceedings with respect to this Agreement shall be brought and determined in the courts of the State of Delaware or in the United States District Court for the State of Delaware, and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with applicable Law, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                  Section 13. Counterparts. This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

                  Section 14. WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND CAREINSITE AND EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY, CAREINSITE AND THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.



                                             QUINTILES TRANSNATIONAL CORP.


                                             /s/ Dennis B. Gillings
                                             ------------------------------
                                             By:  Dennis B. Gillings
                                             Its: Chief Executive Officer




Agreed and Acknowledged:

MEDICAL MANAGER CORPORATION


/s/ Charles Mele
------------------------------------
By:  Charles Mele
Its: Executive Vice President - General Counsel



CAREINSITE, INC.


/s/ David C. Amburgey
------------------------------------
By:  David C. Amburgey
Its: Senior Vice President - General Counsel

                                   SCHEDULE A

                                   STOCKHOLDER


-------------------------------------------------------------------------------------------------------------------
Name of Stockholder         Address                           Number of Shares of Parent Common Stock Owned of
                                                              Record and Beneficially
-------------------------------------------------------------------------------------------------------------------
Quintiles Transnational     4709 Creekstone Drive                                  35,000,000
Corp.                       Riverbirch Building, Suite 200
                            Durham, NC 27703-8411
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                                                       Exhibit K


                           Healtheon/WebMD Corporation
                             400 The Lenox Building
                                3399 Peachtree NE
                             Atlanta, Georgia 30326



                                                    June 18, 2000



Medical Manager Health Systems, Inc.
3001 North Rock Point Drive East
Tampa, Florida 33624

CareInsite, Inc.
669 River Drive, Center 2
Elmwood Park, New Jersey 07407

Ladies and Gentlemen:

         Reference is made to (i) the Agreement among Healtheon/WebMD Corporation ("HWMD"), CareInsite, Inc. ("CARI") and Medical Manager Health Systems, Inc. ("MMHS"), dated as of February 13, 2000 (the "Agreement"), (ii) the Agreement and Plan of Merger, dated as of February 13, 2000, between HWMD and Medical Manager Corporation, and Amendment No. 1 thereto dated as of the date hereof and (iii) the Agreement and Plan of Merger, dated as of February 13, 2000, among HWMD, Avicenna Systems Corporation and CARI, and Amendment No. 1 thereto dated as of the date hereof.

         WHEREAS, pursuant to the terms of the Agreement, HWMD would have been required to pay to MMHS and CARI $12.5 million each on June 30, 2000, September 30, 2000, December 31, 2000 and March 31, 2000;

         WHEREAS, MMHS and CARI are willing to amend the Agreement in accordance with the terms set forth below;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, HWMD, MMHS and CARI hereby agree as follows:

         Section 1. Section 1(a) and (d) through (i), inclusive, of the Agreement are hereby deleted in their entirety. As promptly as practicable following the date hereof, HWMD shall cause Envoy to enter into an amendment and restatement of the Addendum dated March 24, 2000 (the "Existing Addendum") to the Networked Partner Agreement (as defined in the Agreement) that will delete paragraph 7 of the

Existing Addendum and add the provisions required by Sections 1(b) and (c) of the Agreement.

         Section 2. From and after the date hereof, Section 2.1 of the Agreement shall be amended to read in full as follows:

         "On each of November 30, 2000, February 28, 2001, May 31, 2001 and August 31, 2001, Healtheon/WebMD shall pay to CareInsite $12,500,000 and to Medical Manager $12,500,000; provided that any previous payments made to CareInsite and Medical Manager shall be repaid to Healtheon/WebMD in the event Healtheon/WebMD is no longer required to make payments to CareInsite and Medical Manger under clauses (b) or (c) of the last sentence of this Section 2.1. Such payments shall be payable at the election of Healtheon/WebMD (i) in cash by wire transfer in immediately available funds to an account designated by CareInsite and Medical Manager or (ii) in shares of common stock, par value $0.0001 per share, of Healtheon/WebMD ("Healtheon/WebMD Common Stock"); provided, however, that in the event Healtheon/WebMD elects to pay in stock and Medical Manager or CareInsite shall be restricted in any way from receiving from Healtheon/WebMD, or Healtheon/WebMD shall be restricted in any way from paying to Medical Manager or CareInsite, Healtheon/WebMD Common Stock, then Medical Manager or CareInsite, as applicable, shall have the right to designate an alternative recipient of such stock. Healtheon/WebMD agrees that all shares of Healtheon/WebMD Common Stock paid to Medical Manager or CareInsite pursuant to this Section 2.1 shall be duly authorized, validly issued, fully paid, nonassessable and free of any liens or other encumbrances. For the purpose of this Section 2.1, the value of any Healtheon/WebMD Common Stock used for payment shall be based on the average of the closing prices per share of Healtheon/WebMD Common Stock for the ten trading days immediately preceding payment. Notwithstanding the foregoing, Healtheon/WebMD shall no longer be required to make payments pursuant to this Section 2.1 at any time after:

              (a) either Medical Manager or CareInsite shall acquire or enter into an agreement to acquire any material clearinghouse entity or substantially all of the assets thereof,

              (b) termination of the Medical Manager Agreement and Plan of Merger by Healtheon/WebMD pursuant to (1) Section 8.01(b) (but only if
         (x) at the time of termination under such Section 8.01(b) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.02(a) or 7.02(b) thereof failing to be satisfied or (y) at the time of such termination under such Section 8.01(b) the condition set forth in Section 7.01(e) has not been satisfied solely as a result of Medical Manager's decision, as permitted by Section 6.06(c) of such Agreement, not to take an action or to permit Healtheon/WebMD to take an action, required by the Department of Justice as a condition to the granting of the approval required under the HSR Act, which action Healtheon/WebMD has, prior to November 30, 2000, certified in writing to Medical Manager that Healtheon/WebMD is otherwise prepared to take or permit Medical Manager to take), (2) Section 8.01(d)(i), (3) Section 8.01(d)(ii) or (4) Section 8.01(f) (but not if at the time of termination under such Section 8.01(d)(i) or Section 8.01(f) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.03(a) or 7.03(b) thereof failing to be satisfied), or

              (c) termination of the CareInsite Agreement and Plan of Merger by Healtheon/WebMD pursuant to (1) Section 8.01(b) (but only if (x) at the time of termination under such Section 8.01(b) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.02(a) or 7.02(b) thereof failing to be satisfied or (y) at the time of such termination under such Section 8.01(b) the condition set forth in Section 7.01(e) has not been satisfied solely as a result of CareInsite's decision, as permitted by
         Section 6.07(c) of such Agreement, not to take an action or to permit Healtheon/WebMD to take an action, required by the Department of Justice as a condition to the granting of the approval required under the HSR Act, which action Healtheon/WebMD has, prior to November 30, 2000, certified in writing to CareInsite that Healtheon/WebMD is otherwise prepared to take or permit CareInsite to take), or (2)
         Section 8.01(e) (but not if at the time of termination under such Section 8.01(e) there exists a breach of such Agreement which would have resulted in the conditions to closing set forth in Sections 7.03(a) or 7.03(b) thereof failing to be satisfied)."

         Section 3. The Agreement, except to the extent of the amendment specifically provided above, is and shall continue to be in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this letter to be executed by their respective officers thereunto to duly authorized, as of the date first above written.


                                   HEALTHEON/WEBMD CORPORATION


                                   By:    /s/ Jack D. Dennison
                                      ------------------------------------------
                                      Name:   Jack D. Dennison
                                      Title:  Executive Vice President &
                                              General Counsel


                                   MEDICAL MANAGER HEALTH SYSTEMS, INC.


                                   By:    /s/ John Kang
                                      ------------------------------------------
                                      Name:   John Kang
                                      Title:  Co-Chief Executive Officer


                                   CAREINSITE, INC.


                                   By:    /s/ David C. Amburgey
                                      ------------------------------------------
                                      Name:   David C. Amburgey
                                      Title:  Senior Vice President &
                                              General Counsel